Filed by Hercules Offshore, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: TODCO
Commission File No.: 1-31983

First Quarter 2007 Conference Call

April 30, 2007

NOTICE: The following is a transcript of the April 30, 2007 conference call of Hercules Offshore, Inc. (the “Company”). While efforts are made to provide an accurate transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript. The Company believes that none of these inaccuracies are material. The recorded conference call is accessible through the Company’s website until May 28, 2007.

Operator: Good day, ladies and gentlemen, and welcome to the first quarter Hercules Offshore earnings conference call. My name is Gina and I will be your coordinator for today. At this time all participants are in a listen-only mode. We will be facilitating a question and answer session towards the end of today’s conference. As a reminded this conference is being recorded for replay purposes. I would now like to turn the presentation over to your host for today’s call,

Stephen Butz, Vice President and Treasurer, Hercules Offshore

Good morning. I would like to welcome everyone to our first-quarter 2007 earnings conference call. Participating this morning from Hercules Management team, are Randy Stilley, our Chief Executive Officer and President, John Rynd, Senior Vice President and the President of Hercules Drilling Company and Lisa Rodriguez, our Senior Vice President and Chief Financial Officer.

This morning, we issued our earnings announcement and filed an 8-K with the SEC. The press release is available on our Web site at www.herculesoffshore.com.

We will follow our normal format this morning, but before Randy begins his remarks, I’d like to remind everyone that this conference call will contain forward-looking statements, including our discussion regarding the proposed merger with TODCO and our outlook for 2007 and beyond. Our actual results may differ materially from those projected in the forward looking statements. There are a number of known and unknown risks and factors that may cause our actual results to differ from the results discussed in our forward looking statements. You can obtain more information about these risks and factors in our filings with the SEC, including our
Form S-4, which contained detailed risk factors regarding the proposed merger with TODCO, and our Form 10-K, which can be found on our web site and the SEC’s website, www.sec.gov.

Now it’s my pleasure to turn the call over to Randy.

Randall D. Stilley, Chief Executive Officer and President, Hercules Offshore

Thanks, Stephen. Good morning and thank you for joining us today.

I’ll make a few general comments on our first quarter results and our view of the market, then John will provide an update on the drilling market and discuss the current status of our rig fleet; Lisa will review our first quarter financial results in more detail and provide some commentary on costs, then we’ll open up the call for questions.

Before the market opened today, we reported our first quarter results. Net income for the quarter was $33.4 million or $1.03 per share versus net income of $12.3 million or $0.40 per share in 2006. This was excluding the gain in 2006 related to the company’s insurance claim on Rig 25. This represents a year over year improvement in quarterly EPS of 158%.

Despite a seasonal decline in domestic liftboat utilization in Q1 and the often referenced decline in demand in the Gulf of Mexico jack-up market, we were still able to grow earnings per share. Our performance validates our growth strategy and is a testament to our ongoing focus on operational performance and cost management. Daily operating costs declined sequentially in each of our business segments as well as in G&A expenses during the quarter. While we are clearly focused on growth through acquisitions and international expansion, we are also continuing to deliver cost-effective services to our customers and strong financial results to our shareholders.

In our Domestic Contract Drilling Segment revenue per day was essentially flat during Q1 at approximately $90,000 per day due to our decision early in 2006 to layer in several longer-term contracts. Those contracts are now expiring and we are exposed to the lower market rates for our rigs in the Gulf of Mexico. Current dayrates for our class of rigs generally ranges from about $55,000 per day for our workover rig, to between $65 and $80 thousand per day for our domestic drilling rigs. Based on our current backlog, average revenue per day will likely decline to the low-$70,000 range during the second quarter.

Utilization during Q1 declined to 88% versus nearly 100% in Q4 largely due to scheduled maintenance on Rigs 15 and 30. We also accelerated some planned maintenance on Rig 20 and Rig 11 during April as noted on our recent fleet status report. This work is largely completed and both rigs will be available for service in May.

As you know, demand for jack-ups in the Gulf of Mexico has weakened considerably over the past several months, with the active rig count declining from 76 at the beginning of the year to a low of 58. Currently there are 59 active rigs in the Gulf of Mexico. Natural gas prices were weak during the early winter as we faced full storage and a late start to withdrawals. Furthermore, many of our customers overspent their budgets during the last half of 2006 and were cautious at the beginning of 2007.

Fortunately, the outlook for commodity prices has improved, and we’re beginning to see an increase in drilling plans and permits. We also expect the exodus of rigs out of the Gulf of Mexico to continue due to the number of tenders for incremental rigs in the various international regions. While we face a challenging market in the Gulf of Mexico at the present time, there are now signs pointing toward a likely recovery late in the second quarter.

In our International Drilling Segment we currently have two rigs working, with a third being upgraded. Utilization was at 100% during the first quarter, up from 94% in Q4 of 2006. Our average dayrate increased to $116,000 in Q1, up from $106,000 in Q4, reflecting a full quarter at an increased dayrate on Rig 31 working in India.

All major international jackup markets continue to exhibit strength, with contracted backlog trending up during the quarter to over 18 months, up from about 17 months at the end of Q4.

Our Domestic Liftboat Segment remains strong, with dayrates essentially flat at $12,300 compared to $12,400 in Q4. As expected, we experienced a seasonal decline in utilization to 65% versus 74% in Q4 due to rough weather conditions offshore in the Gulf of Mexico. Liftboats are unable to mobilize to new locations when the seas exceed 5 feet, and at one point during January as much as 15% of our domestic fleet was waiting on weather. Utilization hit a low point of 62% in January and increased to 69% in March. During this period our pricing remained firm on all classes of liftboats.

For the remainder of the year, assuming normal weather patterns, we expect our domestic liftboat business to be strong with utilization in the 70-75% range. Based on this outlook, dayrates should remain at current levels during 2007.

In our International Liftboat Segment revenue per day increased to $12,100 in Q1 from $11,300 in Q4 due to the 30% price increase we implemented on our five spot market liftboats in December.

We also saw the full quarter impact of our acquisition of Halliburton’s West Africa liftboat fleet as operating days increased to 1,162 in Q1 from 818 days in Q4. Utilization declined to 79% from 89% due to the completion of a spot market project and two liftboats were in the shipyard for planned maintenance during the first quarter.

Now I’d like to give you an update on our previously announced acquisition of TODCO. Last week we filed our registration statement with the SEC and our HSR Notification was filed with the U.S. Department of Justice and the Federal Trade Commission this morning. As a result, we remain on track to complete the transaction around mid-year.

We have begun planning for integration with teams from both Hercules and TODCO working together to develop plans covering over 25 different key business areas. I’m very pleased with the early progress we have made, and with the spirit with which employees from both companies have been working together to ensure a smooth and seamless transition once the transaction closes.

Now I’ll turn the call over to John.

John T. Rynd, Senior Vice President, Hercules Offshore

Thank you.

Good morning. As Randy mentioned there are currently 59 jackups under contract in the Gulf of Mexico. This is the lowest number of jackups under contract since the summer of 1992 when 42 jackups were under contract with the then marketed supply of 80 and an additional 38 cold stacked jackups. At that time there were 25 jackup owners and natural gas was selling for $1.50 an MCF.

Today we have a marketed supply of 78 with 9 cold stacked and with 9 jackup owners and gas selling upwards of $7.50. The most significant difference is on the supply side. With the potential of 8 to 10 more rigs leaving the Gulf of Mexico we have minimal to no supply imbalance to work through. The Gulf of Mexico jackup rig count is down 32% from a year ago while drilling plans are up 1% and permits are up 10% versus a year ago.

I’d like to talk about our customer mix. The decline in the Gulf of Mexico marked the last few months is understandable given the trends we have talked about. But the magnitude of this decline in demand is steeper than most would have expected. It can largely be explained by customer mix. A year ago there were 84 jackups under contract and the top three operators had 20 of those rigs contracted. The remaining 64 rigs were contracted by 40 different companies. In such a fragmented market each of these operators wants to pull back slightly, get a much bigger decline or increase when things are going the other way, as companies go from 2 rigs to 1, 1 to 0 or visa versa. Currently there are 59 jackups under contract and only 33 operators have contracted rigs. 23 operators have only 1 rig under contract.

While this fragmentation likely hurts demand on the way down it does work both ways and won’t take much of a turn in our customers’ sentiment to quickly have a situation where demand exceeds supply.

I will now walk through our fleet status which is posted on our website and our last update was April 16. Rig 11 is a workover goes under tow this afternoon for W&T Offshore on a one well plus one well option contract at $55,000 a day. We also have a verbal commitment behind W&T with another operator also at $55,000 a day. If all three wells are done, that takes into early to mid-June.

Rig 15 remains under contract to Bois d’Arc through the end of this month and we are actively marketing it. Rig 20 is idle; we have completed the crane upgrade and we are currently marketing it. We’ve got about three operators interested. If you remember it, during the hurricane season Rig 20 can work in about a 100 feet of water so we’ve had opportunities that we’ve missed just due to water depth not due to opportunities. Rigs 21 and 22 are both under contract with Chevron at $68,000 through June—that’s a 180 day contract we reprice every 90 days. And we’ve indexed it to the 200 mat-cantilever market and also capped it up by 15% and put a floor at 15% below the $68. Rig 30 is still under contract with Helis at $85,000 and that program which was six firm wells should take us through June. There is a good chance that Helis will continue to use the rig throughout 2007. Rig 16 remains under contract at $69,000 5 with Oxy through May of 2008. Rig 31 is on the sixth of 7 firm wells we are carrying at $140,000 per day. We estimate completion of the 7 firm wells could be mid to late June. We expect this week to receive a letter of commitment from Cairn exercising their 5 firm wells at $140,000 a day. They have also discussed adding 4 other option wells onto the contract, so we are confident we will remain with Cairn through 2007.

The upgrade on Rig 26 continues in Sabine which should include July delivery. Current AFE is right at $47.5 million. If you anticipate we are completed mid-July and transport is available, it is about a 45-day transit to the Middle East and about a 25-day transit to West Africa so we should be on the payroll sometime mid to late September, depending on which region.

We currently have a number of bids outstanding and there are a number of opportunities forthcoming for Rig 26. We are extremely confident we will have fixture in the next 2-6 weeks.

If you remember, we had a number of bid activity in early January—early February throughout the world and those bids have not been awarded yet. Middle East and India. So, when, if, that work is ongoing so when those bids get awarded you will start to see the activity increase with the incremental rigs coming out of the Gulf of Mexico to meet that.

We have completed all of our budgeted downtime that we had forecasted for 2007 with the exception of the SCR upgrade on Rig 20, we would have done it while we are down now except the components were not ready, they will be ready in the 3rd quarter and depending on market conditions we will make the decision whether we do it or not because that is an elective upgrade.

As Randy mentioned all the international markets are extremely strong and I will walk through some of the areas in the bids forthcoming. Pemex is going to require 4 additional Rigs as a minimum and there is a bid meeting today going on in Mexico and in this round requires a 350 foot ILC and 2 either 250 ILC’s or 2 200 mat-cantilevers they are one year contracts and they start in November, August, September respectively. Aramco released a bid last week that requires 4 Rigs, 3 250 foot jackups and 1 150 foot ILC these are all against existing rigs. I don’t know if we will have any incremental demand there. It’s more of a price check. But Aramco in June is coming out for 6 additional ultra premium 350 foot 15k BOP Pipe Rigs that start 2 in second quarter of 2008, 2 in the third quarter of 08 and 2 in the fourth quarter of 08. So, again you are going to see some very strong incremental demand. And currently Aramco has not allowed any of the new build speculative players to participate in the tenders. They are only issuing tenders to experienced drilling contractors which bodes well for us, Global, Noble, etc. Outside of Aramco in the Middle East, Maersk still needs 1 to 2 additional Rigs in Qatar. Oxy needs a Rig in Qatar. NDC in Abu Dhabi needs 3 to 5 Rigs and Dubai Petroleum is looking for a single rig itself. In West Africa, Chevron requires 2 additional jackups and Adage Petroleum needs a jackup for a year up and down the coast in various locations. In closing, we remain very confident of recovery in the Gulf of Mexico. We’ve seen a continuous strengthening in the international markets.

Now I will turn the call over to Lisa.

Lisa W. Rodriguez, Senior Vice President and Chief Financial Officer, Hercules Offshore

Good morning. As Randy mentioned, we reported fully-diluted earnings per share of $1.03 for the first quarter 2007 versus $1.09 per share for the fourth quarter of 2006.

The modest sequential decline in diluted earnings per share reflects a slight decline in operating income in both our domestic contract drillings and our domestic marine services segments. The lower domestic profitability was offset in part by improvements in both our international contract drilling and our international liftboat segments. Revenues declined sequentially from $114.7 million to $110.5 million. The Revenues were lower for both of our domestic segments due to utilization. The domestic contract drilling revenue decline resulted largely from scheduled maintenance, while seasonal weather trends caused lower utilization in the domestic marine services segment.

International revenues were higher for both contract drilling and marine services. The contract drilling improvement reflects higher average revenue per rig per day and notably, 100% utilization. International marine services revenue sequential improvement reflects the full quarter impact of the West Africa fleet acquired from Halliburton in November of last year.

Now turning to Costs. As Randy mentioned, our cost control was very good during the quarter as daily operating expenses declined in each segment:

In Domestic Contract Drilling our daily operating expenses per rig declined to $25,100 from $25,800. We do however continue to expect operating costs to increase between 5 and 10% throughout 2007 relative to the fourth quarter of 2006.

International Contract Drilling – the daily operating expenses per rig were $41,000 per day during the first quarter, down from $42,000 per day in the fourth quarter. Our international costs included mobilization expenses of $10,000 per day for Rig 31, which impacted our average costs about $5,000 per day. Amortization of these costs was completed at the end of April, therefore, our average international daily operating costs are expected to decline to the mid-$30,000 range, with a corresponding decrease to revenue.

Domestic Marine Services – Daily operating costs per liftboat were $3,300 during the first quarter down from $3,800 in the fourth quarter. As a reminder, fourth quarter average includes $300 per day of the impact from the accrual of the insurance deductible for Tiger Shark. We expect daily domestic liftboat operating costs to remain in the $3,300 to $3,500 range throughout the remainder of 2007.

International Marine Services – Our daily international operating costs per lifeboat were $4,700 per day in the first quarter, down from $5,600 in the fourth quarter. This was much better than our expectation for the first quarter as we quickly and successfully integrated the Halliburton fleet. We expect operating expenses to be approximately $5,000 per vessel per day in this segment throughout the remainder of the year.

Our G&A (General and Administrative) expenses also declined sequentially from $9.4 million in the fourth quarter to $9.2 million in the first quarter. The fourth quarter had the impact of the secondary stock offering costs. We expect G&A to be approximately $9.5 million in the second quarter of 2007, excluding any impact from the TODCO acquisition related expenses.

Depreciation and Amortization – It was $11.7 million during first quarter, a $2 million sequential increase was primarily due to the fourth quarter impact of the Halliburton fleet and increases in drydocking expenses.

Interest Expense – It declined to $2.1 million in the first quarter from $2.5 million. This is partially due to the reduction in the balance on our insurance premium financing.

Other Income was flat. Other Income is primarily interest income.

Our income tax rate, turning to value, was 29.3% in the first quarter, slightly lower than the 30% we anticipated. It was lower due to the higher international component of earnings. We expect the rate to be approximately 30% for the year, again excluding the impact of the TODCO acquisition.

I will close with a few comments on the balance sheet: We entered into short term marketable securities at the end of the quarter. Cash and marketable securities combined were $108 million as of March 31st. Total debt was $93 million. Subsequent to the end of the quarter we repaid $37 million of debt with cash on hand. Equity as of March 31st was $431 million.

Our Capital expenditures for the quarter, excluding drydocking were $13.7 million. This does includes $10.5 million related to Rig 26. Drydocking expenditures were $5.5 million. We are forecasting capital expenditures of approximately $40 million for the year and drydocking expenditures of $20 million for the year. Of this $60 million, we estimate $30-$35 million is “maintenance capex”. And $20 million of the capex for the year is related to the upgrade of Rig 26.

At this time I will turn it back to Gina, and open up the call for questions.

(Operator)

Ladies and Gentlemen, if you would like to ask a question, please press star, followed by one on your touch tone phone. If your question has been answered, or you wish to withdraw your question, press star followed by two. Please press star once to begin. Please stand by to receive these questions.

The first question is from the line of Mike Urban of DeutscheBank. You may proceed.

(Mike Urban, Deutsche Bank)

Thanks, Good morning -

Since you are sticking to the cost guidance that you had given us previously, 5-10% versus 4Q level, obviously a good result this quarter, was there anything unusual that happened that drove those expenses lower or it’s good execution so far, but you would hope to, or you would still expect, that the costs would decrease. or a little of both?

(Lisa)

There was nothing unusual in the current quarter, we were lower on both labor and maintenance. We do have some planned activities upcoming relating to training and some personnel additions, but we still continue to believe that it will go up 5-10%.

(Mike)

Okay.

And on the jack-up market in the Gulf Mexico I think that you said that you were kind of pointing to hopefully a late second quarter pick-up there. Is that based on what you feel to be pretty firm discussions with customers or is that still an outlook where you continue to see rigs leaving, you see the permitting picking up and the commodity is relatively firm and it is more anecdotal in that sense?

(John Rynd)

A combination of all the above. I think that we’re getting good feedback from customers on getting active. We continue to see rig migration out so that you’re going to get rigs going to back to work and rigs leaving is a positive impact. I think all of which you’ve mentioned, Michael, everything is pointing to a recovery.

(Mike)

As you talk to customers about their drilling economics presumably with modern prices where there are, the economics makes some sense. What’s really, in your mind, kept them out of the market today? Is it just a concern over the sustainability at these levels?

(John)

I think it’s what Randy mentioned in the opening remarks, is we blew past the second half of ’06 with no reduction in operating costs from their perspective and we had a pretty drastic decline in their revenue peak on the natural gas side and so as they entered 2007, obviously very cautious, and, as we mentioned, the gas fundamentals we questioned at that point. As we go forward through the first quarter, the gas fundamentals are more solid, balance sheets have a little more cash on them and they’ve got confidence that we’re going to sustain the seven plus gas...

(Randy)

In fact, I think they’re going to start going back to work.

(Mike)

Okay, great thank you.

(Operator)

Your next question comes from the line of Pierre Conner, Capital One SouthCoast. You may proceed.

(Pierre)

Good morning, everyone. Randy, could you just remind us or update us maybe more appropriately on what you’d see as an international movement opportunities for some of the lift boats. You recall, you had at first thought they might be several for West Africa and maybe some additional that might depart the Gulf Mexico here, and give us some of your timing on that.

(Randy)

Well, you know, Pierre, we continue to work on several opportunities primarily in West Africa and the Middle East. You know those are kind of coming along as you would expect. The West Africa stuff is probably, I’d say, delayed a couple of months just due to the elections in Nigeria and other things. But, my guess is that we’ll have a good opportunity to move some additional lift boats into West Africa within the next probably two, three months we ought to be able to announce something. And the work that we’re looking at in the Middle East, I think its like a lot of things there. We haven’t seen any contract awards in the past several months on rigs and we really haven’t seen anything materialize on the lift boats although we’re in active discussions with a number of clients there about possible opportunities in the Middle East. So I think it’s very likely during probably late second quarter maybe early third quarter we’ll have some news about that.

(Pierre)

Okay, great! I appreciate the update there. John, on the rig side going into the…seems like we’re getting some interest …. properties have changed hands. Guys have been going out and doing their prospecting and getting their prospects together, but yet that’s coming right as we’re beginning to move into hurricane season. Have you done the work to look at the number of long-legged rigs maybe that would have to move into shallow waters of, what would be the dynamic that you’ve anticipated during hurricane season on that?

(John)

A matter a fact, I don’t have the exact numbers right off the top of my head, Pierre but one thing is there are twelve less this year as there were last year because they migrated out of the Gulf of Mexico, so

(Pierre)

Okay.

(John)

you are going to have a more immediate impact. I think that the last time I looked, there were two jack-ups working in over 200 feet of water, and that must have been about two weeks ago. So I think that we’re going to have a potential for less disruption this hurricane season than last hurricane season. For a number of reasons. One, you know remember last year we had about forty-five days to absorb, digest and implement

(Pierre)

The new rule, API

(John)

95J.

(Pierre)

Yep.

(John)

So we’re adhering to that. As I’ve mentioned the number of long legged rigs that were coming into shallow water are not here any longer. They’re off to Mexico, Middle East, Southeast Asia, etc. So, I think, that combination we won’t see quite the impact that we had last year. Not to say that there won’t be some disruption, but I think that it will not be as disruptive as last year.

(Pierre)

Okay.

John, any change in thinking about upgrade on Rig 11 here in the last 50 days, maybe potentially post your planned acquisition?

(John)

You know, we keep the engineering fresh, and we check the cost.

(Randy)

This is a good example, if we would have started that last year without a contract we would be putting it in a market that we’re in today.

(Pierre)

Right.

(Randy)

You spend thirty to forty million dollars and we come out scratching for a one well deal. So obviously we’re not going to do it on spec, and it’s too early to comment on, going forward, basically what we may do.

(Pierre)

Okay, that’s fair.

I have one last for Lisa, if it’s fair to ask, I know that you’ve given us tax guidance to twenty-nine, or rather thirty percent for the year on your current mix what you’ve got, so I don’t know if it is appropriate to ask about what that mix might do in an acquisition mode, at that tax rate?

(Lisa)

We commented on that on the last call when we announced it and there have been no changes. Since we did that it’s truly a blended rate of the two current, you know, the TODCO rate and the Hercules’ rate.

(Pierre)

Got it. Okay, thanks very much, I’ll turn it back, appreciate the info.

(Operator)

Your next question comes from the line of Ian McPhearson, Simmons & Company. You may proceed.

(Ian)

Hey good morning. John, if I can ask kind of a direct question, given your relatively optimistic outlook for the domestic market, can you frame where you see dayrates heading in the back half of the year and is it maybe a two step approach as we get through the hurricane season and then may be there is the possibility of a full recovery in Q4/Q1. Can you just put any number around where you think the rates could go?

(John Rynd)

Well, it’s probably going to be a three step process. One you got to get the rigs back to work, so we’ve got about 8 to 10 that have got to go back to work, step one. Step two, those rigs that are now working have to build backlog. Step three, to build rates. So we’re not forecasting internally any significant increases in dayrates in the kind of current stock market, there could be some marginal upside, but again we’ve got to get the existing out of capacity put back to work …

(Randy Stilley)

Those rigs would have to build backlog and than build potential pricing power.

(Ian)

Okay.

(John)

I think that if you want me to kind of guess a little bit or forecast— late in the year or early next year.

(Ian)

Okay.

(John)

We’ll have a good increase.

(Ian)

What aspect of your outlook, if its domestic or internationally, worries you the most and where when you have a pretty constructive view of your markets, what is most likely to go the opposite direction from what you see today?

(Randy)

Well I think that we have to kind of keep our eye on the global economy and that’s going to drive everything that we do. And then from there, you know the gas is the more volatile commodity, so if you’re going to worry about volatility, it has be directed to be directed to gas which directly impacts the Gulf of Mexico, but I think that we’ve seen bottom we’re living in it and we’re marginally coming off bottom here and I think that we’re going to build momentum throughout 2007.

(Ian)

Okay, thanks, John!

(Operator)

Your next question comes from the line of Louis Sykes of Chesapeake Partners. You may proceed. Louis, your line is open.

(Louis)

Question answered. Thank you.

(Operator)

Your next question is from the line of Arun Jayaram from Credit Suisse. You may proceed.

(Arun)

Good morning, Arun Jayaram from Credit Suisse. Randy it looks like after reading the proxy the second time was the charm with TODCO at a cheaper price.

First question, John. I was wondering if you can give us some insights in what you’re seeing in the carrier market as you try to get some work for Rig 26, in particular, I was wondering if anything has been booked to move additional jack-up capacity out of the Gulf of Mexico from your piers.

(John)

Right, first of all these areas of availability in the heavy-lift market it has about a 30 day window right now, counting the month of May. The issue is nobody has been awarded a contract to move on so there is spot availability particularly in the Gulf of Mexico. That closes kind of June and the next kind of traunch of vessels that are available are kind of visualized at the end of August. Again that can change pretty quickly if people are successful in some of these international contracts. In addition, there are seven new builds coming into the market throughout this year. So, I think that we’re going to have periods of tightness, but overall there’s good supply and the only drilling contractor that I know that has booked a vessel is Scorpion. I don’t know that, I heard that for their new build, the Courageous, it comes in May or June. I understood that they have made a commitment somewhere.

(Arun)

That is correct.

John, the second thing is we obviously did not have a lease sale in March and I guess they’ll double up in the August lease sale, but has that historically been a driver of demand, you know later in the summer as those leases get awarded? Is that something to think about or worry about?

(John)

We won’t worry or won’t think about either way, because I think there can be positive not having a lease yet because a lot of times heading into a lease sale the G&G guys try to get all of the core business and go prospecting on what’s available so it could be a net positive with the delay of the March sale. But typically those prospects take a lot of work. The usually get a five or ten year life on a lease. There’s really no near term turnaround to activities.

(Arun)

Okay.

Last question. Is looking at the proxy, it looks like the purchase price allocation was about two-thirds to PP&E and about one-third to goodwill and I was just wondering on a per rig basis what values you’ve provided for some of the TODCO rigs and also on a per inland barge basis just maybe an estimate or what you’ve provided in terms of arriving at that two-third split between PP&E and goodwill.

(Lisa)

I think that the assumptions are fairly consistent across the, where we increased the book value, and one thing to point out is that that was as of December so when you’re looking at that goodwill number it should be less as of closing because it we’ll have generated more cash.

(Arun)

Okay. But you don’t have those numbers on a per rig basis?

(Stephen)

If you would look back from our transcript on the last call, we went over that in detail on that call so those numbers haven’t really changed.

(Arun)

Fair enough. Thanks a lot.

(Operator)

Ladies and Gentlemen, as a reminder if you would like to ask a question press key style 1. The next question is from Kevin Wenck of Polynus Capital Management. You may proceed.

(Kevin)

John earlier in the call a dayrate for a … I wasn’t sure if this was your projected dayrate or just the current market rate of seventy thousand for Q2, so if you could clarify that whether that was the company’s projected dayrate for its week or just current market?

(John)

That is our backlog and where we think we’ll contract the rigs. That’s kind of our forecast of $70,000.

(Kevin)

Okay, and just my own work through your rig report it looks like utilization could be somewhat down in Q2. What are your thoughts on that?

(John)

We’re going to be down the month of April for sure on Rig 20 and Rig 11. Rig 11 as I mentioned is going under tow tonight to start his program. I think we’ll have something for 20 in the next seven to fourteen days.

(Kevin)

Okay. And then, in terms of liftboats migrating elsewhere from the Gulf to either West Africa or the Middle East, what sort of premiums do you need to get in transportation costs to get them over there?

(Randy)

You know normally, the transportation cost is going to be funded by the client and we’ll either charge that in a lump sum fee up front or we’ll work that into the dayrates. So it really is dependent on how many liftboats go and what the cost is but we’d normally recover that over the life of the contract whatever that is. If it’s a one or two year contract we’ll probably recover it over that time period. In addition to that, we’ll typically try to achieve some type of premium to what we’re currently getting in Gulf of Mexico for like assets.

(Kevin)

Okay. I have a sense that the opportunities are there but just for one reason or another deals haven’t been signed. Is that a fair characterization?

(John)

You know that’s true, and a lot of it quite frankly has nothing to do with transportation, we know that the heavy-lift market has been extremely tight over the past year and half, and it was difficult to even schedule a ride for a liftboat. You know, for instance if we had a rig going to West Africa we could probably put one or two lift boats on the same heavy lift in most cases. But, you know, we haven’t had one going and most of the heavy lift that has been booked has been full, I mean, they put every rig they could on those things when they were moving some. So we really just didn’t have a good opportunity. I also think that we’re at a situation where we were very focused initially on closing the Halliburton deal late last year and we wanted to make sure that we could put all of those liftboats to work before we started taking any new liftboats to that market. So I think that now that we’ve gotten that completed we’re actively working on some opportunities and I would expect to see at least a couple of liftboats probably going to West Africa before the end of the year and likely that we’ll see one or two going to the Middle East as well.

(Kevin)

Okay, and one final question, your monitoring of liftboat new builds for the Gulf, I don’t have the ability myself to monitor this comprehensively but I thought one smaller company that I think only had two or three liftboats in operation currently and now six new builds, and so maybe that was just kind of a one off thing, but what are your thoughts on lift new builds that you’ve seen?

(Randy)

Right, there’s one company OMC that I believe actually is building seven new lift boats and they may have just taken delivery on one or are about to, so that probably comes out of that, and they probably got at least six more and you’re correct again. I think they currently have three lift boats and they were going to add seven to that so they have a fleet of ten. Yeah, that’s a pretty big jump for a small private company. Other than that, there are several other lift boats under construction. I think that the total numbers that have been announced is something in probably the fourteen to fifteen range. Some of those are destined probably for other markets but we don’t know for that for sure.

(Kevin)

Alright, thanks Randy, thanks John.

(Operator)

Your next question comes from line of Stacy Nieuwoudt of Pickering Energy. You may proceed.

(Stacy )

Good morning, guys. Even though your budget for ’07 is basically done, given the current choppiness in the Gulf of Mexico is there any ’08 work that you would move forward?

(Randy)

Probably not at this time. We don’t have any real major work scheduled for ’08 at this time so if we did, we might look at it, but you know right now there’s really nothing scheduled other than routine maintenance for ’08.

(Stacy)

And then one last question. Can you kind of give us an update of where you’ll focus your M&A attention after closing TODCO, liftboats vs. jack-ups and how are you thinking about this market?

(Randy)

Well you know I don’t think that our strategy will change much you know. We try to be very optimistic if we see an attractive lift boat opportunity out there I think we’d go after that. My personal idea is that there probably won’t be as many lift boat opportunities over the next 12-18 months just because we’ve completed a number of acquisitions and I think that the opportunity set is going to be more focused on jack-ups at least in the near term.

(Stacy)

Very helpful, thanks guys.

(Operator)

Your next question comes from line of Jud Bailey of Jefferies & Company. You may proceed.

(Jud)

Thank you, good morning. John a couple of questions for you. You mentioned some of the delays in the awards of contracts and some of the tenders out of the Middle East. What is your thought on the source for delays there, is it just bureaucracy from some of companies over there or they delaying trying to see how much new supply comes into the market over the next twelve months or is it a combination of a number of different things?

(John)

I think it’s a, you hit it, bureaucracy is one piece, but also on two of the opportunities over there they received unsolicited offers post-bid closing and that kind of threw a fog over everything so they had to go back and re-evaluate. I know that one of our potential clients has kicked that bid out and now they’re moving forward and the other is trying to get it kicked-out. We’re not sure if it was – who it was or what they did, but they come in late and went through the government’s door and not the operator’s door and the government in this particular region is basically a 50% partner in everything. So they have to listen.

(Jud)

Okay. Two markets I don’t think that you’ve touched on, South East Asia and India, any updates there on potential rig needs for your type of commodity rigs?

(John)

Yeah, I think in India there’s a chance for another 250 match lot to go on the East Coast, ONGC has a requirement and I think that Rig 31 depending on timing may be available for that. We may able to move an incremental rig in but I think that the opportunities for Rig 31 it’ll stay very busy on the East Coast of India without question and then in South East Asia, I think, hats off to TODCO, they did a very effective job in getting the 208 contract, post-closing of the transactions we’ll work with them on seeing if there’s any more opportunities.

(Jud)

Okay, and one last question for John. If all the markets you’re marketing rigs into, if you had to guess, one or two markets that could surprise us on the upside as far as demand in the next year or so, what do you think it would be, which market do you think it would be?

(John)

I think the Middle East is so well covered it’s going to be hard to surprise to the upside even though its going to be very strong. I think its potentially West Africa, and South East Asia.

(Jud)

Great, thank you.

(Operator)

There are no other questions in queue at this time. We have to turn it back over to management for any closing remarks.

(Stephen)

Thanks, Gina. I would just like to thank all of you for joining our first quarter earnings calls and your continued interest in Hercules. Thank you.

(Operator)

Thank you for your participation in today’s conference. This concludes the presentation you may now disconnect. Have a great day.

Forward-Looking Statements

Forward-looking statements: Certain statements made herein are forward-looking statements under the Private Securities Litigation Reform Act of 1995. These include statements regarding the timing of the merger of Hercules and TODCO. These statements are based on the current expectations and estimates of the management of Hercules and TODCO and are subject to risks and uncertainties that may cause actual results to differ materially. Although Hercules and TODCO believe that such expectations reflected in such forward looking statements are reasonable, they cannot give assurances that such expectations will prove to be correct. You should not place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by law, Hercules and TODCO undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Risks of the merger: Risks with respect to the combination of Hercules and TODCO include the risk that Hercules and TODCO will not be able to close the transaction, as well as difficulties in the integration of the operations and personnel of TODCO and diversion of management’s attention away from other business concerns. Hercules and TODCO expect to incur substantial transaction and merger related costs associated with completing the merger, obtaining regulatory approvals, combining the operations of the two companies and achieving desired synergies. Additional unanticipated costs may be incurred in the integration of the businesses of Hercules and TODCO. Expected benefits of the merger may not be achieved in the near term, or at all. Hercules will have a significant amount of additional debt as a result of the merger. This debt will require Hercules to use cash flow to repay indebtedness, may have a material adverse effect on Hercules’ financial health, and may limit the Hercules’ future operations and ability to borrow additional funds.

Business risks: Other risks and uncertainties that may affect actual results of Hercules and TODCO and the combined company after the merger include, among other things, oil and natural gas prices and industry expectations about future prices; demand for offshore and inland water rigs and liftboats; Hercules and TODCO’s ability to enter into and the terms of future contracts; the impact of governmental laws and regulations; increases in operating expenses; uncertainties relating to the level of activity in offshore oil and natural gas exploration, development and production; the availability of skilled personnel; extended delivery time for material and equipment; labor relations and work stoppages; operating hazards such as severe weather and seas, fires, cratering, blowouts, war, terrorism and inadequate insurance coverage; compliance with or breach of environmental laws; the impact of newly built rigs; the effect of litigation and contingencies; and the inability of Hercules or TODCO to achieve their plans or carry out their strategies. Other risks and uncertainties that may affect actual results are described in Hercules’ and TODCO’s most recent periodic reports and other documents filed with the SEC, which are available free of charge at the SEC’s website at www.sec.gov.

Additional Information and Where to Find It

In connection with the proposed merger, Hercules has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that includes a joint proxy statement of Hercules and TODCO and that also constitutes a prospectus of Hercules. Hercules and TODCO will mail the joint proxy statement/prospectus to their respective stockholders after it is declared effective by the SEC. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY/PROSPECTUS THAT IS A PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING HERCULES, TODCO AND THE MERGER.

Investors and security holders of Hercules and TODCO may obtain a free copy of the joint proxy statement/prospectus and other documents containing information about Hercules and TODCO (when they become available), free of charge, at the SEC’s website at www.sec.gov. Copies of the joint proxy statement/prospectus may also be obtained free of charge by directing a request to the respective companies as follows: Information regarding Hercules can also be obtained, without charge, by contacting its investor relations department at 713-979-9832 or by accessing its website at www.herculesoffshore.com; and the information regarding TODCO can be obtained, without charge, by contacting its investor relations department at 713-278-6014 or by accessing its website at www.theoffshoredrillingcompany.com.

Participants in the Solicitation

Hercules, TODCO and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Hercules and TODCO in connection with the merger. Information about the directors and executive officers of Hercules and TODCO and their ownership of Hercules’ common stock is set forth in the Registration Statement on Form
S-4 filed by Hercules with the SEC on April 24, 2007. Information about the directors and executive officers of TODCO and their ownership of TODCO common stock is set forth in the Form 10-K/A (Amendment No. 1) that was filed by TODCO with the SEC on April 24, 2007. Investors may obtain free copies of these documents from Hercules and TODCO using the contact information above. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus for the merger when it becomes available.